September 13, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Application/Declaration on Form U-1-A by

Northeast Utilities (File No. 70-09543)

Ladies and Gentlemen:

Northeast Utilities respectfully withdraws its Application/Declaration on Form U-1 in File No. 70-09543, originally filed August 27, 1999, as subsequently amended through June 23, 2000.

Please contact Leonard Rodriguez, Senior Counsel, at (860) 665-3881 with any questions or comments with respect to this application/declaration withdrawal.

/s/ Leonard Rodriguez Leonard Rodriguez Senior Counsel Northeast Utilities Service Company